Filed Pursuant to Rule 433

Registration Statement No. 333-202408

March 3, 2015

[F.N.B. CORPORATION LETTERHEAD]

March 3, 2015

Dear Shareholder:

We are pleased to inform you that F.N.B. Corporation has registered 4,000,000 shares for issuance under the Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”) and has filed a new Prospectus for the Plan. The new Prospectus is available at: www.computershare.com/investor.

We appreciate your participation in the Plan. As a Plan participant, you recognize the economical and convenient advantages the Plan offers you, including the fact that shares of F.N.B. Corporation common stock, traded on the New York Stock Exchange under the symbol FNB, are available for direct purchase under the Plan. Purchasing shares directly through the Plan means you pay no fees or service charges on the transaction.

In the new Prospectus, we have made the following changes to the Plan:

•	New Online Investment Option: You may now make optional cash investments through a new online investment option at www.computershare.com/investor. In addition to this new option, participants may continue to make optional cash investments through recurring bank withdrawal or by check, and employees may continue to use our payroll deduction option. Optional cash investments made by check should be made from a U.S. bank account and made payable to Computershare/F.N.B. Corp.

•	Timing of Purchases: Computershare Trust Company, N.A. (“Computershare”), our plan administrator, will seek to purchase shares from optional cash payments promptly but in no event later than five business days after the funds are received. Funds from employee payroll deductions will be invested on the next available optional cash payment investment date after receipt by Computershare. If, due to unusual market conditions, Computershare is unable to purchase shares for optional cash payments within 35 days or from dividend reinvestments within 30 days, Computershare will return such funds to you by check.

Shares may be purchased on the open market or directly from us. The purchase price for any shares purchased on the open market will be the weighted average price per share paid for all shares on the investment date. For any Plan shares purchased directly from us, your purchase price will be the average of the high and low trading prices of our common stock quoted on the NYSE on the investment date.

•	Additional Options for Sale of Shares: We have added three more options for the sale of shares you hold in your Plan account. In addition to the batch order option currently available for the sale of your shares, “market order,” “day limit order” and a “good-til-cancelled limit order” options are now available. A “market order” is a request to sell your shares promptly at the current market price. A “day limit order” is an order to sell your shares when and if the price of our common stock reaches a specific amount on a specific day. The order is automatically cancelled if the price is not met by the end of that day. A “good-til-cancelled limit order” is an order to sell your shares when and if our common stock reaches a specific amount at any time while your order remains open (generally up to 30 days).

The fee for any market order, day limit order or good-til-cancelled limit order sale is $25, plus $0.12 per common share sold. The fee for a batch order sale is $10, plus $0.12 per common share sold. Per share fees include any brokerage commissions Computershare is required to pay. All sale requests processed over the telephone by a customer service representative will incur an additional transaction fee of $15. These new fees will become effective March 16, 2015.

•	Plan Statements. Currently, you receive a plan statement for each quarter in which you have activity. You will now receive statements of your plan account activity after each transaction, which will simplify your record keeping.

•	Change of Address for Plan Administrator: You may contact Computershare at the following address, website and telephone number:

Computershare Trust Company, N.A.

P.O. Box 30170

College Station, Texas 77842-3170

Telephone: 1-800-368-5948

Website: www.computershare.com/investor

•	Requests for Waivers: You may direct requests for waivers of the monthly $25,000 limitation on optional cash payments and other questions concerning waivers to F.N.B. Corporation, Shareholder Services Administrator, One F.N.B. Boulevard, Hermitage, Pennsylvania 16148.

If you have any questions regarding the Plan, please call our Shareholder Relations department toll free at 1-888-981-6000. Thank you.

Very truly yours,

/s/ Vincent J. Delie, Jr.

Vincent J. Delie, Jr.
President and Chief Executive Officer

The foregoing is only a summary of the changes to the Plan and is qualified in its entirety by reference to the full text of these changes set forth in the registration statement (including the Prospectus) that F.N.B. Corporation filed for the Plan with the Securities and Exchange Commission (“SEC”). Before you invest, you should read the Prospectus in that registration statement and the other documents we have filed with the SEC for more complete information about F.N.B. Corporation and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we will send you the Prospectus if you request it by calling toll free 1-888-981-6000, or you can access the Prospectus at www.computershare.com/investor.

Investing in our common stock involves risks. Before buying our common stock, you should refer to the risk factors in our periodic reports, in our Prospectus and any prospectus supplement thereto and in other information that we file with the Securities and Exchange Commission.